October 2014 Pricing Sheet dated October 31, 2014 relating to Preliminary Terms No. 1,686 dated October 23, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of Bristol-Myers Squibb Company due November 3, 2017, with Step-Up Redemption Threshold Level Feature
With the Coupon and Payment at Maturity Subject to the Performance of the Common Stock of Bristol-Myers Squibb Company
Principal at Risk Securities
PRICING TERMS – OCTOBER 31, 2014
Issuer:	Morgan Stanley
Underlying stock:	Bristol-Myers Squibb Company common stock
Aggregate principal amount:	$5,792,790
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	October 31, 2014
Original issue date:	November 5, 2014 (3 business days after the pricing date)
Maturity date:	November 3, 2017
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then-applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Redemption threshold levels:	Determination Dates: 1, 2, 3 and 4		Applicable redemption threshold level: $61.100, which is equal to approximately 105% of the initial share price
	5, 6, 7 and 8		$64.009, which is equal to 110% of the initial share price
	9, 10 and 11		$66.919, which is equal to approximately 115% of the initial share price
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•   If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 8.25% (corresponding to approximately $0.20625 per quarter per security) on the related contingent payment date.
•   If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
February 2, 2015, April 30, 2015, July 31, 2015, November 2, 2015, February 1, 2016, May 2, 2016, August 1, 2016, October 31, 2016, January 31, 2017, May 1, 2017, July 31, 2017 and October 31, 2017, subject to postponement for non-trading days and certain market disruption events.  We also refer to October 31, 2017 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.17185, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$46.552, which is equal to 80% of the initial share price
Initial share price:	$58.19, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61764C556 / US61764C5563
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.639 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.20(1)	$9.75
$0.05(2)
Total	$5,792,790	$144,819.75	$5,647,970.25
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,686 dated October 23, 2014
Product Supplement for Auto-Callable Securities dated October 19, 2012                          Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.